

June 9, 2025

Sally Outlaw
Chief Executive Officer
Worthy Wealth Realty, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

> **Re: Worthy Wealth Realty, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed May 20, 2025**
> **File No. 024-12536**

Dear Sally Outlaw:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A

Offering Circular Summary, page 4

1. We note your response to prior comment 1 and the revised disclosure that you will rely on interest from publicly traded government securities until "sufficient proceeds have been received" to make initial real-estate investments. We also note that there is no minimum offering amount, and that you deleted the narrative and quantitative disclosure about relying on short-term investments and WWI in the event you do not raise the $1 million required for 12 months of operations. Please revise to quantify the minimum amount of proceeds from this offering you believe is required to begin making real-estate related investments consistent with your plan of operations. Please

provide similar disclosure in the Plan of Operations section on page 28.

2.   We note your response to prior comments 2 and 3 and the statement that you will be paid interest at a rate "more than sufficient for the Company to satisfy the Company's periodic interest obligations to the investors." Given the 9% to 10% interest rate of the bonds, please revise to disclose the rate or approximate interest rate your business model targets for the mortgage loans and co-ownership interests you plan to invest in. In this regard, it appears from your response to prior comment 3 that you seek to invest in mortgage loans that pay approximately 14% to 17% annual interest. However, it is unclear what interest rate or return on investment your business plan targets for the co-ownership interests of underlying real estate. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 28

3.   It appears from your response to prior comment 3 that you currently target 2 types of investments that are expected to provide periodic interest and eventual principal payments: (1) mortgage loans and (2) co-investments in real estate secured by first mortgages. Please revise to disclose the approximate percentage of each type of investment you are targeting. For example, it is unclear if you anticipate investing the proceeds equally in each type of investment. Please reconcile with the disclosure on page 4 indicating that you expect 95% of your investments to be co-investments with developers, with the other 5% reserved for working capital. Additionally, specifically regarding the property interests made through co-investments, please revise to clarify the anticipated terms of these investments. For example, do you expect these to be minority interests, equal investments with the co-investors, or otherwise? To what extent do you expect to be actively involved in the developments or passive co-investors? If you do not know the expected terms of these co-investments, provide Risk Factor disclosure addressing the lack of information available to the potential investor regarding what appears to be a key component of your plan of operations.

        Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Clint J. Gage, Esq.